Theseus Pharmaceuticals, Inc.
314 Main Street

Cambridge, Massachusetts 02142

November 8, 2022

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Theseus Pharmaceuticals, Inc. Acceleration Request for Registration Statement on Form S-3 (File No. 333- 268125)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Theseus Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 10, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Robert E. Puopolo of Goodwin Procter LLP at (617) 570-1393.

Sincerely,

Theseus Pharmaceuticals, Inc.

/s/ Timothy Clackson, Ph.D.
Name:	Timothy Clackson, Ph.D.
Title:	President and Chief Executive Officer

Cc:	Bradford D. Dahms, Theseus Pharmaceuticals, Inc.
Robert E. Puopolo, Esq., Goodwin Procter LLP